Exhibit 99.3

Vector Tobacco Inc.
Financial Statements
as of December 31, 2012 and 2011,
and for each of the three years
ended December 31, 2012, 2011 and 2010

Vector Tobacco Inc.
Index
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the
Stockholder of Vector Tobacco Inc.:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Tobacco Inc. (the “Company”), a wholly-owned subsidiary of Vector Group Ltd., at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 28, 2013

Vector Tobacco Inc.
Balance Sheets
December 31, 2012 and 2011
(in thousands of dollars)

	2012	2011
Assets
Current assets
Cash and cash equivalents	$3,395	$763
Accounts receivable — trade, less allowances of $11 and $17, respectively	265	541
Inventories, net	5,072	3,906
Deferred income taxes	2,927	2,614
Income taxes receivable	1,471	79
Other current assets	616	482
Total current assets	13,746	8,385
Property, plant and equipment, net	10	13
Intangible asset	107,511	107,511
Deferred taxes	99,894	101,182
Other assets	1,789	1,510
Total assets	$222,950	$218,601

Liabilities and Stockholder’s Equity
Current liabilities
Due to related parties	$6,217	$5,159
Accrued promotional expenses	1,352	452
Accounts payable - trade	88	8
Allowance for sales returns	67	55
Current payments due under the Master Settlement Agreement	1,293	1,052
Deferred taxes	2,266	2,196
Current portion of employee benefits	—	1,690
Other current liabilities	342	108
Total current liabilities	11,625	10,720
Deferred taxes	31,072	27,769
Payments due under the Master Settlement Agreement	5,802	5,375
Total liabilities	48,499	43,864
Commitments and contingencies
Stockholder's equity
Common stock ($1 par value per share; 1,000 shares authorized; 100 shares issued and outstanding)	—	—
Additional paid-in capital	307,892	329,392
Accumulated other comprehensive income	300	300
Accumulated deficit	(133,741)	(154,955)
Total stockholder's equity	174,451	174,737
Total liabilities and stockholder's equity	$222,950	$218,601

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Operations
Years Ended December 31, 2012, 2011 and 2010
(in thousands of dollars)

	2012	2011	2010
Revenues *	$86,619	$94,175	$106,066
Expenses
Cost of goods sold *	58,117	65,807	78,444
Operating, selling, administrative and general expenses	2,339	2,586	2,941
Management fees paid to Vector Group Ltd.	500	500	500
Research and development	45	140	524
Operating income	25,618	25,142	23,657
Other income (expense)
Interest income	—	1	1
Interest expense	(193)	(390)	—
Income before provision for income taxes	25,425	24,753	23,658
Income tax (expense) benefit	(4,211)	(5,595)	6,733
Net income	$21,214	$19,158	$30,391

*	Revenues and cost of goods sold include net federal excise taxes of $41,489, $46,451 and $54,250 for the years ended December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Comprehensive Income
Years Ended December 31, 2012, 2011 and 2010
(in thousands of dollars)

	2012	2011	2010
Net income	$21,214	$19,158	$30,391

Net change in pension-related amounts	—	12	(7)
Other comprehensive income (loss)	—	12	(7)

Other comprehensive income (loss), net of tax	—	12	(7)

Comprehensive income	$21,214	$19,170	$30,384

The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc.
Statement of Stockholder's Equity
Years Ended December 31, 2012, 2011 and 2010
(in thousands of dollars, except for per share data)

	Common Stock
	Shares		Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2010	100	*	$—	$372,292	$295	$(204,504)	$168,083
Net Income	—		—	—	—	30,391	30,391
Accumulated Other Comprehensive Loss	—		—	—	(7)	—	(7)
Distributions	—		—	(13,600)	—	—	(13,600)
Balance, December 31, 2010	100	*	—	358,692	288	(174,113)	184,867
Net Income	—		—	—	—	19,158	19,158
Accumulated Other Comprehensive Loss	—		—	—	12	—	12
Distributions	—		—	(29,300)	—	—	(29,300)
Balance, December 31, 2011	100	*	—	329,392	300	(154,955)	174,737
Net Income	—		—	—	—	21,214	21,214
Accumulated Other Comprehensive Income	—		—	—	—	—	—
Distributions	—		—	(21,500)	—	—	(21,500)
Balance, December 31, 2012	100	*	$—	$307,892	$300	$(133,741)	$174,451
*    Stock pledged as collateral for Vector Tobacco Inc.’s guarantee of Parent’s debt. See Note 1.

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010
(in thousands of dollars)

	2012	2011	2010
Cash flows from operating activities
Net income	$21,214	$19,158	$30,391
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	4	8
Deferred income taxes	4,348	4,634	(6,994)
Gain on sale of assets	—	(1)	—
Changes in assets and liabilities:
Trade accounts receivable, net of allowances	276	(378)	446
Inventories	(1,166)	1,458	418
Other assets	(194)	390	(514)
Accounts payable	80	8	—
Due to (from) related parties	1,058	687	(5,157)
Other current liabilities	1,146	(438)	(792)
Cash payments on restructuring liabilities	—	—	(120)
Income taxes receivable	(1,392)	(79)	(538)
Employee benefits	(1,690)	286	267
Payments due under the Master Settlement Agreement	668	(252)	975
Net cash provided by operating activities	24,351	25,477	18,390
Cash flows from investing activities
Proceeds from sales of property, plant and equipment	—	1	—
Increase in restricted assets	(1)	—	(241)
Increase in cash surrender value of life insurance policies	(218)	(218)	(218)
Net cash used in investing activities	(219)	(217)	(459)
Cash flows from financing activities
Distributions to Parent	(21,500)	(29,300)	(13,600)
Net cash used in financing activities	(21,500)	(29,300)	(13,600)
Net increase (decrease) in cash and cash equivalents	2,632	(4,040)	4,331
Cash and cash equivalents
Beginning of period	763	4,803	472
End of period	$3,395	$763	$4,803
Supplemental disclosures of cash flow information
Cash payments during the period for
Interest	$—	$—	$—
Income taxes	$1,254	$270	$1,234

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

1.	Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or the “Company”), is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), which in turn is wholly owned by Vector Group Ltd. (“Vector” or “Parent”). The Company is engaged in the manufacture and sale of cigarettes in the United States. Certain management and administrative functions are performed by affiliates (See Note 10).

Vector Tobacco is engaged in the sale of conventional cigarettes through their USA, Silver Eagle, Eagle and Meridian brands. Vector Tobacco discontinued the Meridian brand in 2010 when all inventory had been sold.

Liggett Group LLC (“Liggett”), an affiliate of Vector Tobacco, manufactures most of Vector Tobacco’s cigarette brands under contract at Liggett’s Mebane, North Carolina manufacturing facility.

Liggett Vector Brands LLC (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations including Vector Tobacco and Liggett. In consideration of the duties performed at Liggett Vector Brands, a portion of its sales, marketing, manufacturing, distribution, and administrative expenses are reimbursed by Vector Tobacco.

Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company’s results of operations, financial position, stockholder's equity and cash flows in the future or what its results of operations, financial position, stockholder's equity and cash flows would have been had the Company been a standalone company during the periods presented.

Vector and VGR are holding companies and, as a result, do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments, and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which requires interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. During 2012, 2011 and 2010 Vector Tobacco made distributions of $21,500, $29,300, and $13,600 respectively, to VGR.

11% Senior Secured Notes due 2015

Vector has $415,000 of principal outstanding of its 11% Senior Secured Notes due 2015 (the “Senior Secured Notes”). The Senior Secured Notes were sold in August 2007 ($165,000), September 2009 ($85,000), April 2010 ($75,000) and December 2010 ($90,000) in private offerings to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.

The 11% Senior Secured Notes are guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's balance sheets, statements of operations, and statements of stockholder's equity as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, do not reflect any amounts related to these notes as the debt is not acquisition related.

Vector announced on January 29, 2013, with respect to any and all of its outstanding 11% Senior Secured Notes due 2015. Vector retired $336,315 of the 11% Senior Secured Notes at a premium of 104.292%, plus accrued and unpaid interest on February 12, 2013. The remaining $78,685 of the 11% Senior Secured Notes have been called and will be retired on March 12, 2013 at a redemption price of 103.667% plus accrued and unpaid interest.

Vector Tobacco's cash flows from operations may be utilized to fund the interest and debt obligation of the 11% Senior Secured Notes via distributions by Vector Tobacco to VGR to Vector.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

7.75% Senior Secured Notes due 2021

In February 2013, Vector sold $450,000 of its 7.75% Senior Secured Notes due 2021 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The aggregate net proceeds from the sale of the 7.75% Senior Secured Notes were approximately $438,250 after deducting underwriting discounts, commissions, fees and offering expenses. Vector intends to use the net proceeds of the issuance for a cash tender offer announced on January 29, 2013, with respect to any and all of its outstanding 11% Senior Secured Notes due 2015.

The 7.75% Senior Secured Notes are guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's balance sheets, statements of operations, and statements of stockholder's equity as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, do not reflect any amounts related to these notes as the debt is not acquisition related.

Vector Tobacco's cash flows from operations may be utilized to fund the interest and debt obligation of the 7.75% Senior Secured Notes via distributions by Vector Tobacco to VGR to Vector.

Additional Parent Company Notes

As of December 31, 2012, Vector has debt with a net amount of approximately $157,429 (face amount $430,752) in addition to the new Senior Secured Notes. This $157,429 is not reflected in Vector Tobacco's consolidated financial statements as these obligations are not collateralized by Vector Tobacco's assets nor has Vector Tobacco guaranteed these obligations. It is anticipated that the majority of the payments on this $157,429 will be funded by Vector Tobacco's operations. The holders of debt with a face amount of $43,222 have the option to put all of their remaining senior convertible notes on June 15, 2016.

In addition to the new Senior Secured Notes, the Company may have to fund certain deferred income tax liabilities of Vector (Note 7).

General Corporate Expenses

General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives Vector provides to the Company. The allocations are based on a reasonable estimation of Vector’s overhead expenses based on the relative specific identification and the relative percentage of the Company’s revenues and expenses to Vector’s total costs. All of these allocations are reflected in management fees paid to Vector in the Company’s statements of operations of $500 in each of 2012, 2011 and 2010.

The Company and Vector consider these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company. Actual costs which may have been incurred if the Company had been a standalone company in 2012, 2011 and 2010, would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees, and strategic decisions made in areas such as information technology systems and infrastructure. However, the Company currently does not believe the difference between the cost allocations from Vector and the costs the Company would have incurred on a standalone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2012, 2011 and 2010.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

These financial statements are for Vector Tobacco only and exclude its wholly-owned subsidiary, VT Aviation LLC, as Vector consolidates this entity as its primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include impairment charges, inventory valuation, deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances, Master Settlement Agreement (“MSA”) liabilities and litigation and defense costs. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less. Interest on short-term investments is recognized when earned. The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) and Securities Investor Protection Corporation (“SIPC”) continue to insure these balances, through 2013, up to $250 and $500, respectively. The carrying amount of bank deposits, including amounts classified as cash and cash equivalents, were approximately $3,395 and $763 at December 31, 2012 and 2011, respectively. All bank deposits at December 31, 2012 and December 31, 2011 are insured by the FDIC.

Accounts Receivable

Accounts receivable-trade are recorded at their net realizable value. The allowance for doubtful accounts and terms discounts was $11 and $17 at December 31, 2012 and 2011, respectively.

Inventories

Inventories are stated at the lower of cost or market with cost determined using the last-in, first-out ("LIFO") method. Although portions of leaf tobacco inventories may not be used or sold within one year because of the time required for again, they are included in current assets, which is common practice in the cigarette industry. It is not practicable to determine the amount that will not be used or sold within one year.

The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which are generally three to fifteen years for machinery and equipment.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment against their related future undiscounted cash flows. If the carrying value is greater than such cash flows, then impairment is deemed to exist. The amount of any impairment is determined by comparing the long-lived asset's carrying value against its fair value, which is determined using discounted future cash flows. There were no events, facts or circumstances during the years ended December 31, 2012, 2011 and 2010, that resulted in any impairment charges to the Company's property, plant and equipment.

Intangible Asset

The Company has recorded a long-lived intangible asset of $107,511 which relates to the exemption of The Medallion Company Inc. ("Medallion"), acquired in April 2002, under the MSA agreement, which states payments under the MSA

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

continue in perpetuity. An annual review of this intangible asset is conducted for potential impairment as the Medallion exemption is not subject to amortization due to its indefinite useful life (Note 3). As a result, the Company believes it will realize the benefit of the exemption for the foreseeable future.

Other Assets

Other current assets were $616 and $482 at December 31, 2012 and 2011. Other current assets included letters of credit securing bonds of $242 and $241 at December 31, 2012 and 2011, respectively, with the remainder related to prepaid expenses, including insurance.

Other non-current assets of $1,789 and $1,510 as of December 31, 2012 and 2011, respectively, are primarily related to the cash surrender values of certain life insurance policies.

Revenue Recognition

Revenues are recognized upon shipment of finished goods when title and risk of loss have passed to the customer, there is pervasive evidence of an arrangement, the sales price is determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries (e.g. federal excise taxes). Certain sales incentives, including buy downs, are classified as reductions of revenues. The Company’s accounting policy is to include federal excise taxes in revenues and cost of goods sold. Since the Company’s line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are not billed to customers nor recorded as sales revenue. Shipping and handling costs, which were $446, $477 and $539 for 2012, 2011 and 2010, respectively, are recorded in operating, selling, administrative and general expenses.

Advertising Costs

Advertising and related agency costs are expensed as incurred and were $47 and $4 for the years ended December 31, 2012 and 2010, respectively. These costs are recorded as operating, selling, administrative and general expenses. A credit balance of $(36) in 2011 related primarily to the reversal of reserves on point-of-sale marketing materials.

Stock-Based Compensation

The Company, through an affiliate, accounts for stock compensation plans by measuring compensation cost for share-based payments at fair value.

Employee Benefits

Vector Tobacco has no employees. Employees of Liggett Vector Brands, an affiliate, perform services for Vector Tobacco and associated expenses, including benefits, of such employees are allocated to Vector Tobacco. A former senior executive of Liggett Vector Brands, who retired in 2012, provided services to Vector Tobacco and participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector and such expenses were allocated from Vector to the Company.

The cost of providing retiree pension benefits is actuarially determined and accrued over the service period of the active employee group. The funded status of the defined benefit pension plan is recognized on the balance sheet. The measurement date for determining the funded status of the plans is December 31, 2012 and 2011. (See Note 6.) As of December 31, 2012 Vector Tobacco had no liabilities under the SERP.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

Income Taxes

The Company follows authoritative guidance for accounting for uncertainty in income taxes which requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The guidance requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.

Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that future taxable income will be insufficient to realize some portion or all of the deferred tax assets.

Although indefinite-lived intangible assets and goodwill are not amortized, the Company recognizes deferred tax liabilities and assets for temporary differences related to its indefinite-lived intangible asset and the tax-deductible portion of such assets. Because indefinite-lived intangible assets are not amortized for financial reporting purposes, the related deferred tax liability will not reverse until some indeterminate future period should the assets become impaired or are disposed of. Therefore, the reversal of the deferred tax liability related to the Medallion intangible asset is no longer considered a source of future taxable income in assessing the realization of deferred tax assets. As a result, the Company is required to record a deferred tax asset valuation allowance totaling approximately $11,281 and $24,427 as of December 31, 2012 and 2011, respectively.

Vector Tobacco’s federal income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company and its subsidiaries are included in the consolidated federal tax return with Vector and its other U.S. subsidiaries. (Note 7).

Legal Costs

The Company records any product liability legal expenses and other litigation costs as operating, selling, administrative and general expenses as those costs are incurred.

The Company records provisions in its financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Legal defense costs are expensed as incurred. Litigation is subject to many uncertainties, and it is possible that the Company’s financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any tobacco-related litigation.
Distributions and Dividends on Common Stock

The Company records distributions on its common stock as dividends in its statement of stockholder’s equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction to additional paid-in-capital.

Comprehensive Income

The Company early adopted authoritative guidance on comprehensive income. This guidance requires entities to present components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company elected to present items of net income and other comprehensive income in two separate, but consecutive, statements. The items are presented before related tax effects with detailed amounts shown for the income tax expense or benefit related to each component of other comprehensive income

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

Other comprehensive income is a component of stockholder's equity and relates to pension related adjustments. The Company’s comprehensive income was $21,214, $19,170 and $30,384 for the years ended December 31, 2012, 2011 and 2010, respectively. The accumulated comprehensive income balance of $300 as of December 31, 2012 and 2011, all related to employee benefits.

Fair Value of Financial Instruments

The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

	December 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$3,395	$3,395	$763	$763

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued amendments to disclosure requirements for common fair value measurement. These amendments, effective for the interim and annual periods beginning on or after December 15, 2011 (early adoption is prohibited), result in a common definition of fair value and common requirements for measurement of and disclosure requirements between U.S. GAAP and IFRS. Consequently, the amendments change some fair value measurement principles and disclosure requirements. This accounting guidance only impacted presentation and disclosures and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued amendments to the indefinite-lived intangible asset impairment guidance which provides an option for companies to use a qualitative approach to test indefinite-lived intangible assets for impairment if certain conditions are met. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012 (early adoption was permitted). The implementation of the amended accounting guidance is not expected to have a material impact on the Company's consolidated financial position or results of operations and cash flows.

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. The implementation of the amended accounting guidance should not have a material impact on the Company's consolidated financial position or results of operations.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

Vector Tobacco’s customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. Three customers accounted for approximately 55%, 16% and 9% respectively, of gross sales in 2012. Three customers accounted for approximately 49%, 16% and 12%, respectively, of gross sales in 2011. Three customers accounted for approximately 47%, 14% and 13%, respectively, of gross sales in 2010. Vector Tobacco's largest single customer receivable represented approximately 65% of net accounts receivable at December 31, 2012 and 54% at December 31, 2011. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no security is required. Vector Tobacco maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s expectations.

Vector Tobacco maintains cash deposits and money market accounts with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is minimal.

Subsequent Events

The Company has evaluated events that occurred subsequent to December 31, 2012, through the financial statement issue date of February 28, 2013, and determined that there were no other recordable or reportable subsequent events.

3.	Medallion Acquisition and Intangible Asset

On April 1, 2002, an indirect wholly-owned subsidiary of Vector acquired the stock of Medallion and certain related assets from Medallion’s principal stockholder. The total purchase price consisted of $50,000 in cash and $60,000 in promissory notes, which were subsequently fully repaid.

Medallion, formerly a discount cigarette manufacturer headquartered in Richmond, Virginia, is a participant in the Master Settlement Agreement ("MSA") between the state Attorneys General and the tobacco industry. Medallion has no payment obligations under the MSA agreement except to the extent its market share exceeds approximately 0.28% of total cigarettes sold in the United States (approximately 800 million cigarettes in 2012).

In connection with the acquisition of Medallion, the Company allocated $107,511 of the total purchase price of $110,000 to Medallion’s exemption under the MSA agreement. This intangible asset was deemed to have an indefinite useful life and is tested for impairment annually or more frequently when indicators of impairment are present. The annual test was performed in the fourth quarter of 2012, 2011 and 2010, respectively, resulting in no impairment.

4.	Inventories

Inventories consist of the following at December 31:

	2012	2011
Finished goods, at current cost	$5,231	$3,980
LIFO adjustment	(159)	(74)
	$5,072	$3,906
Each year, the Company capitalizes in inventory that portion of the Master Settlement Agreement liability related to units shipped to the public warehouses but not sold. The amount of capitalized MSA cost in finished goods inventory was $1,293 and $1,231 at December 31, 2012 and 2011, respectively (See Note 9).
Since January 1, 2004, most of Vector Tobacco’s products have been manufactured at Liggett’s manufacturing facility in Mebane, North Carolina under a contract manufacturing agreement with Liggett (See Note 9). Therefore, Vector Tobacco generally does not hold raw materials or tobacco leaf in inventory.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

5.	Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31:

	2012	2011
Machinery and equipment	$826	$843
Less accumulated depreciation	(816)	(830)
Property, plant and equipment, net	$10	$13

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $3, $4, and $8, respectively. There were no future machinery and equipment purchase commitments at December 31, 2012.

6.	Employee Benefits Plans

The Company’s portion of the 401(k) plan expenses sponsored by Liggett Vector Brands, for entities in the affiliate’s controlled group, was $0, $9 and $12 for the years ended December 31, 2012, 2011 and 2010, respectively

Defined Benefit Plans

During 2012, 2011 and 2010, a certain senior officer of the Company also participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector where Vector will pay supplemental retirement benefits to certain key employees. The Company expensed $20, $287 and $267 in relation to the SERP plan during 2012, 2011 and 2010, respectively. The executive retired on January 3, 2012 and the Company's payment under the SERP was made in July 2012. The Company paid a lump sum amount to the remaining retiring plan participant.

As of December 31, 2012, Vector Tobacco had no further obligations under the SERP.

7.	Income Taxes

Vector Tobacco’s income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company and its non-consolidated, wholly-owned subsidiary VT Aviation currently are included in the consolidated federal income tax return of its indirect parent, Vector.
The amounts provided for income taxes are as follows:

	2012	2011	2010
Current
Federal	$5,131	$4,979	$4,981
State	1,382	1,185	1,635
	$6,513	$6,164	$6,616
Deferred
Federal	$(2,498)	$(660)	$(14,386)
State	196	91	1,037
	$(2,302)	$(569)	$(13,349)
Total tax provision	$4,211	$5,595	$(6,733)

Vector Tobacco’s operations are included in the consolidated federal and state income tax returns of its indirect parent, Vector. At December 31, 2012 and 2011, a valuation allowance has been provided against the Company's deferred tax assets in the amount of $11,281 and $24,427, respectively, as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. The Company evaluates the realizability of its net deferred tax assets and its

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

estimate is subject to change. The reversal of deferred tax liabilities related to the Medallion intangible asset are not considered a source of future taxable income in assessing the realization of deferred tax assets.

The Company’s parent, VGR, participates in a tax sharing agreement with Vector in which VGR remits tax payments to Vector based on the consolidated taxable income of VGR and its subsidiaries (the “VGR Group”). Under the tax sharing agreement, each member of the VGR Group whose tax liability is reduced by a net operating loss or credit of another subsidiary is treated as paying such subsidiary for the use of such benefit. However, the subsidiary providing such benefit does not receive credit until it is able to use the benefit on a separate company basis, rather than when the benefit is actually used by the VGR Group.

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows as of December 31:

	2012		2011
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Sales and product allowances	$31	$—	$29	$—
Inventories	15	2,266	15	2,196
Property, plant and equipment	—	8	—	8
Compensation, benefits and related items	—	—	681	—
Amortization of intangibles	—	31,064	—	27,761
Settlement payments	2,881	—	2,571	—
Net operating losses	111,175	—	124,927	—
Valuation allowance	(11,281)	—	(24,427)	—
Total deferred tax	$102,821	$33,338	$103,796	$29,965

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rates are summarized as follows for the years ended December 31:

	2012	2011	2010
Income before income taxes	$25,425	$24,754	$23,658

Federal income tax expense at statutory rate	$8,899	$8,663	$8,280
State income taxes, net of federal taxes	1,026	1,237	1,736
Other changes due to changes in state income tax rates	(70)	713	7,682
Change in estimated utilization of NOLs	(5,644)	(5,018)	(24,431)
Income tax (benefit) expense	$4,211	$5,595	$(6,733)

There were no unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010, respectively. The Company classifies all tax-related interest and penalties as income tax expense.

In 2012, the Internal Revenue Service concluded an audit of Vector's consolidated federal income tax return for the year ended December 31, 2008. There was no material impact on the Vector's consolidated financial statements as a result of the audit. The Internal Revenue Service is auditing Vector's 2009 tax year.  The Company believes it has adequately reserved for any potential adjustments that may arise as a result of the audit.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

8.	Operating Leases

Vector Tobacco and Liggett are parties to an annually renewable operating agreement under which Vector Tobacco leases space in Liggett's manufacturing and storage facility. Vector Tobacco paid $202 and $156 under this agreement to lease space and machinery in 2012 and 2011, respectively.

9.    Commitments and Contingencies

Tobacco-Related Litigation

Overview

Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although new cases continue to be commenced against certain cigarette manufacturers, including Liggett, Vector Tobacco has not been named as a defendant in any such actions.

Master Settlement Agreement
In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the “Original Participating Manufacturers” or “OPMs”) (together with any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

As a result of the MSA, the Settling States released Vector Tobacco and other Participating Manufacturers from:

•
all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•
all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.
The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.
Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.
Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States (approximately 800 million cigarettes in 2012). For the years ended December 31, 2012, 2011 and 2010, Vector Tobacco domestic shipments accounted for approximately .3%, .3% and .3%, respectively, of the total cigarettes shipped in the United States. If Vector Tobacco’s market share exceeds its respective market share exemption in a given year, then by April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year. Vector Tobacco paid $2,378 for their 2011 MSA obligations and paid $5,647 for their 2010 MSA obligation. Vector Tobacco's estimated 2012 MSA obligation to be paid in April 2013 is $1,293.

Certain MSA Disputes
NPM Adjustment.  In March 2006, an economic consulting firm, selected pursuant to the MSA, determined that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers, to non-participating manufacturers ("NPMs"), for 2003. This is known as the “NPM Adjustment.” The economic consulting firm subsequently rendered the same decision with respect to 2004 and 2005. In March 2009, a different economic consulting firm made the same determination for 2006. As a result, the manufacturers are entitled to potential NPM Adjustments to each of their 2003 - 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007 - 2012 payments pursuant to agreements entered into between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers for each of those years. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that Settling State.

For 2003 to 2012, Vector Tobacco disputed that they owed the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Vector Tobacco withheld payment or paid into a disputed payment account the amounts associated with these NPM Adjustments. The total amount withheld or paid into a disputed payment account by Vector Tobacco from 2003 to 2012 was $3,070. Vector Tobacco has accrued 100% of these payments and withholdings.

Since April 2006, notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States involving the issue of whether the application of the NPM Adjustment for 2003 was to be determined through litigation or arbitration. These actions related to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that have decided the issue ruled that the 2003 NPM Adjustment dispute is arbitrable. One court, the Montana Supreme Court, ruled that Montana’s claim of diligent enforcement must be litigated. The United States Supreme Court denied certiorari with respect to that opinion. In June 2012, Montana and the Participating Manufacturers reached an agreement that the Participating Manufacturers will not contest Montana's diligent enforcement for 2003.

In response to a proposal from the OPMs and many of the SPMs, 45 of the Settling States, representing approximately 90% of the allocable share of the Settling States, entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. Because states representing more than 80% of the allocable share signed the agreement, signing states will receive a 20% reduction of any 2003 NPM adjustment awarded in the arbitration. In June 2010, the three person arbitration panel was selected. In November 2011, the Participating Manufacturers advised the arbitration panel that they were not contesting diligent enforcement of 16 Settling States and territories. Substantive hearings commenced in April 2012 and are ongoing. To date, evidentiary hearings have been held for 15 of the remaining 35 Settling States. There can be no assurance that Vector Tobacco will receive any adjustment as a result of these proceedings.
Effective December 17, 2012, the Participating Manufacturers entered into a “term sheet” with 17 states, the District of Columbia, and Puerto Rico setting out terms for settlement of the NPM Adjustment for 2003 through 2012 and addressing the NPM Adjustment mechanism for those states for future years. The term sheet is subject to approval by the panel in

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

the pending NPM Adjustment arbitration. Non-signatory states have objected to the term sheet and may otherwise attempt to block it from proceeding. No assurance can be given as to finalization of the settlement.

Gross v. Net Calculations.  In October 2004, the independent auditor notified Vector Tobacco and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been recalculated using “net” unit amounts, rather than “gross” unit amounts (which had been used since 1999).
Liggett objected to this retroactive change and disputed the change in methodology. Liggett contends that the retroactive change from “gross” to “net” unit amounts is impermissible for several reasons, including:

•	use of “net” unit amounts is not required by the MSA (as reflected by, among other things, the use of “gross” unit amounts through 2005);

•	such a change is not authorized without the consent of affected parties to the MSA;

•
the MSA provides for four-year time limitation periods for revisiting calculations and determinations, which precludes recalculating Liggett’s 1997 Market Share (and thus, Liggett’s market share exemption); and

•	Liggett and others have relied upon the calculations based on “gross” unit amounts since 1998.

Vector Tobacco has not formally objected to this change in methodology since the Company actually benefits from the recalculation of its 1998 market share exemption on a net basis. However, due to the strength of Liggett's challenge to this change in methodology, Vector Tobacco has continued to accrue its MSA obligations on a gross basis. As such, as of December 31, 2012 and 2011, Vector Tobacco had accrued $3,059 and $2,825, respectively, related to this "gross" versus "net" dispute.

In December 2012 the parties arbitrated the dispute before a panel of three arbitrators. On February 14, 2013, the panel issued their decision. The ruling precluded the independent auditor from recalculating Liggett's grandfathered market share exemption. The impact of the ruling on other participating manufacturers, including Vector Tobacco, is yet to be determined.
Litigation Challenging the MSA. Litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has not been successful to date, although several cases are pending. Participating manufacturers are not typically named as defendants in these cases.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

The activity in the Company's accruals for tobacco litigation for the three years ended December 31, 2012 were as follows:

	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement

Balance at January 1, 2010	$2,723	$2,981
Expenses	6,292	—
Change in MSA obligations capitalized as inventory	20	—
Payments	(5,336)	—
Reclassification to non-current liabilities	(1,075)	1,075
Balance at December 31, 2010	2,624	4,056
Expenses	2,945	—
Change in MSA obligations capitalized as inventory	(443)	—
Payments	(3,147)	—
Reclassification to non-current liabilities	(927)	927
Interest on withholding	—	392
Balance at December 31, 2011	1,052	5,375
Expenses	1,291	—
Change in MSA obligations capitalized as inventory	62	—
Payments	(878)	—
Reclassification to non-current liabilities	(234)	234
Interest on withholding	—	193
Balance at December 31, 2012	$1,293	$5,802

Other Matters

Vector Tobacco’s management is unaware of any material environmental conditions affecting its existing facilities. Vector Tobacco’s management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, results of operations or competitive position of Vector Tobacco. Vector Tobacco’s management is also unaware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.

10.	Related Party Transactions

In October 2002, the sales and marketing functions of Liggett and Vector Tobacco were combined into Liggett Vector Brands. Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. During 2012, 2011 and 2010, Vector Tobacco expensed $1,500, $1,500 and $1,723, respectively, for services provided by Liggett Vector Brands. These expenses have been classified as operating, selling, administrative and general expenses.

In 2006, Vector Tobacco entered into an agreement with VGR to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The charges for services under this agreement amounted to $500 for each of the years ending December 31, 2012, 2011 and 2010.

On January 1, 2004, Vector Tobacco entered into a manufacturing agreement (the “Agreement”) with Liggett whereby Liggett agreed to provide handling, storage, manufacturing, preparation, record-keeping, remittance of federal excise tax

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(in thousands of dollars)

payments, processing of returns and other services relating to the manufacture of Vector Tobacco brands. The Agreement expired December 31, 2005, but was automatically renewed for successive one year terms through December 31, 2010. On January 1, 2011, Vector Tobacco entered into a new manufacturing agreement with Liggett. The new agreement will terminate on December 31, 2015 with subsequent automatic renewal for successive one year terms unless terminated by either party. Pricing is set forth in the agreements based on previously determined standard costs and invoices that were sent to Vector Tobacco monthly under the old agreement, and are now sent weekly under the new agreement. In 2012, 2011 and 2010, Vector Tobacco purchased approximately 0.8 billion, 0.9 billion and 1.1 billion units, respectively, from Liggett and paid $52,255, $55,911 and $66,933, respectively, which included profit of $997, $1,015 and $1,171, respectively, to Liggett. Vector Tobacco also paid Liggett an additional $43 and $31 in 2012 and 2011, respectively for additional manufacturing services. Vector Tobacco has a related party payable to Liggett relating primarily to the contract manufacturing agreement.

Vector Tobacco incurred additional expenses of approximately $225, $141, and $7 in 2012, 2011 and 2010, respectively, for transactions with VGR and Vector, which primarily reflects reimbursement of amounts paid on behalf of Vector Tobacco.

Related party payables consisted of the following as of December 31:

	2012	2011
Due to Liggett	$2,288	$1,357
Due to Liggett Vector Brands	3,929	3,802
	$6,217	$5,159

11.	Stock Compensation

The Company’s parent, Vector, offers stock option plans. Vector Tobacco has not been allocated any stock compensation expense for the three years ended 2012, 2011 and 2010.

Vector Tobacco Inc.
Schedule II — Valuation and Qualifying Accounts
(in thousands of dollars)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Description
Year ended December 31, 2012
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	13	2,059	2,065	7
Deferred tax valuation allowance	24,427	—	13,146	11,281
Sales returns	55	77	65	67
Total	$24,499	$2,136	$15,276	$11,359
Year ended December 31, 2011
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	5	2,188	2,180	13
Deferred tax valuation allowance	22,468	1,959	—	24,427
Sales returns	385	67	397	55
Total	$22,862	$4,214	$2,577	$24,499
Year ended December 31, 2010
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	14	2,459	2,468	5
Deferred tax valuation allowance	46,899	—	24,431	22,468
Sales returns	1,007	490	1,112	385
Total	$47,924	$2,949	$28,011	$22,862